UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 000-23575
CUSIP Number: 204157101
(Check One):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

COMMUNITY WEST BANCSHARES
Full Name of Registrant
N/A
Former Name if Applicable
445 PINE AVE
Address of Principal Executive Office (Street and number)
GOLETA, CA, 93117
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Community West Bancshares, a California corporation (the “Company”), has determined that it is unable, without unreasonable effort or expense, to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) by the prescribed due date for the reasons described below.

The Company’s delay in filing the 2023 Form 10-K is due primarily to additional time needed for the Company and its independent registered public accounting firm, RSM US LLP (“RSM”), to perform additional testing, documentation, and other closing procedures that are necessary in order for RSM to complete its year audit of the Company’s consolidated financial statements and internal control over financial reporting as of and for the fiscal year ended December 31, 2023. The Company also needs additional time to complete the information called for by Item III of Form 10-K.

The Company anticipates filing the 2023 Form 10-K no later than the fifteenth (15th) calendar day following the prescribed due date, as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Richard Pimentel	805	692-4410
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (the “Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding the timing of the filing of the Company’s 2023 10-K. Statements using words such as “expect”, “anticipate”, “believe”, “may”, “will” and similar terms are also forward-looking statements. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, as updated by its subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission. Except as required by law, the Company undertakes no obligations to make any revisions to the forward-looking statements contained in this Form 12b-25 or to update them to reflect events or circumstances occurring after the date of this Form 12b-25, whether as a result of new information, future developments or otherwise.

COMMUNITY WEST BANCSHARES
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2024

COMMUNITY WEST BANCSHARES

By:	/s/ Richard Pimentel
Richard Pimentel
Executive Vice President, Chief Financial Officer